Exhibit 1

FOR IMMEDIATE RELEASE

Obsidian Finance Group and The Campbell Group Remain Committed to

All-Cash Proposal to Acquire Longview Fibre

Record date for special meeting has been set for July 14

PORTLAND, OREGON – July 7, 2006 – Obsidian Finance Group, LLC, a private equity firm, together with The Campbell Group, LLC, a timber investment management company, have been advised that the New York Stock Exchange (NYSE) has sent a notice of record date for the September 12, 2006 special meeting of shareholders of Longview Fibre Company (NYSE: LFB). According to the notice, the record date for the meeting has been set for July 14, 2006. The purpose of the special meeting is to consider and vote on the proposals advanced by Obsidian and Campbell in their solicitation statement filed with the Securities Exchange Commission on June 1, 2006. Shareholders are advised to take appropriate action to accommodate the July 14 record date so they can properly vote their shares.

Obsidian and Campbell submitted a letter dated June 28, 2006 to the Board of Directors of Longview Fibre outlining their increased all-cash proposal to $20.51 per share, assuming that the shares to be issued in the upcoming special distribution are issued at $20.51. The new proposal equates to a pre-distribution price of $28.05 per share and represents a 47% premium to the 20-day moving average closing price of Longview Fibre’s common stock on March 3, 2006, the last full trading day prior to the date the initial proposal was first announced. To date, the Company has not responded directly to Obsidian and Campbell regarding the increased proposal, even though a response was requested by July 6, 2006.

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About Obsidian Finance Group

Obsidian Finance Group, LLC, is a private equity group bringing a multi-disciplinary approach to finding and creating value through solving difficult and complex financial problems. Obsidian typically brings capital as well as creativity in the search for the optimal solution. For more information on Obsidian, please go to www.obsidianfinance.com.

About the Campbell Group

The Campbell Group, LLC, is a vertically integrated, full-service timberland investment advisory firm founded in 1981 to acquire and manage timberland for investors. The Campbell Group is one of the largest timber investment managers in the world with more than $2 billion of equity commitments available for additional timberland investments. More information is available at www.campbellgroup.com.

In connection with the solicitation of proxies with respect to a special meeting of shareholders of Longview Fibre Company, Obsidian Finance Group, LLC and The Campbell Group, LLC expect to file with the Securities and Exchange Commission (“SEC”) a proxy statement which shareholders are advised to read as it will contain important information. Shareholders will be able to obtain a free copy of such proxy statement (when and if available), the definitive solicitation statement filed by Obsidian and Campbell on June 1, 2006 in connection with their solicitation of agent designations from Longview Fibre shareholders (the “solicitation statement”), and other relevant documents filed with the SEC from the SEC website at www.sec.gov. Such proxy statement (when and if available) and the solicitation statement also will be provided for free upon request to shareholders by Obsidian and Campbell.

Information concerning Obsidian, Campbell and certain of the officers and employees of Obsidian and Campbell, each of whom may be deemed to be a participant in a solicitation by Obsidian and Campbell of proxies with respect to a special meeting of Longview shareholders, including a description of their direct and indirect interests, by security holdings or otherwise, in the matters to be acted upon at such meeting, may be found in a Schedule 14A filed pursuant to Rule 14a-12 by Obsidian and Campbell on April 18, 2006. A copy of such document is available on the SEC website at www.sec.gov.

Media Contacts:
Drew Brown/Lesley Bogdanow Citigate Sard Verbinnen 212-687-8080	Kelly O’Brien Hubbell Communications 503-796-3013

Investor Contacts:
David Brown/Kevin Padrick Obsidian Finance Group 503-245-8800	Daniel Burch/ Lawrence Dennedy MacKenzie Partners, Inc. 212-929-5500